UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
001-13457
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CUSIP NUMBER
68750P103

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that
the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OCA, Inc.

Full Name of Registrant

Former Name if Applicable

3850 N. Causeway Boulevard, Suite 800

Address of Principal Executive Office (Street and Number)

Metairie, Louisiana 70002

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     OCA, Inc. (the “Company”) was unable to file its Form 10-K by March 16, 2005 because the Company has not yet completed the closing procedures required to prepare and finalize its annual financial statements or its assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). The Company is reviewing its accounting for leases and its depreciation and capitalization of leasehold improvements, equipment and other fixed assets. In addition, the Company is reviewing the appropriateness of capitalization of startup costs and certain balance sheet accounts for its Japanese subsidiary. The Company has identified certain errors and potential errors related to 2004 and prior years, but has not completed its review or made a final determination about the impact of any adjustments or whether these errors or potential errors are material to warrant a restatement of any previously issued financial statements.

     Under Securities and Exchange Commission rules adopted under Section 404 of the Sarbanes-Oxley Act of 2002, the management assessment and attestation report are required to be included in the Company’s 2004 Form 10-K. Management is not permitted to conclude that the Company’s internal controls are effective if management identifies one or more material weaknesses, and the attestation report of the independent registered public accounting firm would contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of annual or interim financial statements that is more than inconsequential will not be prevented or detected. Management has not yet completed its assessment of internal controls under Section 404, but has identified certain significant deficiencies, including internal controls relating to the accounts currently being reviewed by the Company. Management has not yet determined whether these significant deficiencies constitute material weaknesses individually or in the aggregate; however, the Company currently believes that it is probable that one or more of these significant deficiencies will be determined to be a material weaknesses. In addition, if the Company were to restate financial statements for prior periods, management would conclude that there was a material weakness.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bartholomew F. Palmisano, Sr.	(504)	834-4392
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.

OCA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By /s/ Bartholomew F. Palmisano, Sr. Bartholomew F. Palmisano, Sr.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

EXHIBIT A

     The Company has not yet completed its annual closing procedures and is unable to provide a reasonable estimate of its 2004 results of operations at this time. As previously reported, effective January 1, 2004, the Company adopted, as required, the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”). Pursuant to FIN 46R, the Company consolidates the assets, liabilities, equity and financial results of its affiliated practices, with certain exceptions, for financial reporting purposes effective January 1, 2004. This has resulted in significant changes in the Company’s accounting policies and financial reporting, which are described in the Company’s Quarterly Reports on Form 10-Q for the first, second and third quarters of 2004. Among other things, effective January 1, 2004, the Company records patient revenue under patient contracts between affiliated practices and their patients, rather than fee revenue representing the Company’s service fees, and the portion of patient revenue that is retained by practitioners of affiliated practices is now reflected as an expense in the Company’s consolidated statements of income (loss). The changes in accounting under FIN 46R resulted in a cumulative effect of change in accounting principle charge of approximately $74.7 million (net of an income tax benefit of $41.4 million), which was recorded during the first quarter of 2004. The financial statements to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 will reflect the Company’s adoption of FIN 46R and associated changes in accounting effective January 1, 2004. The Company also anticipates that its results of operations for the year ended December 31, 2004 will reflect non-cash charges to increase the allowance for assets associated with inactive practices, including a previously announced charge of $13.5 million during the nine months ended September 30, 2004, as well as losses on sale of assets in connection with the buyouts by certain affiliated practices of their service agreements, including a previously announced loss of $3.3 million during the nine months ended September 30, 2004. The Company has not yet completed its review of its accounting for leases and its depreciation and capitalization of leasehold improvements, equipment and other fixed assets. The Company is also continuing to review the appropriateness of capitalization of startup costs and certain balance sheet accounts for its Japanese subsidiary, as well as certain errors and potential errors which the Company has identified related to 2004 and prior years. Therefore, at this time, the Company is not able to estimate the impact of any adjustments or whether these errors or potential errors are material to warrant a restatement of any previously issued financial statements.